Exhibit-3(b).1

The By-laws of the Company as approved by the Board of Directors on February 10, 1994, are amended by adding a new Section 13 to Article III thereof:

     "Section 13. Mandatory Board Retirement Policy. Effective July 1, 1994, no person shall be nominated to a term of office on the Company's Board of Directors who has attained the age of 70 or more before the first day of the proposed term of office; provided, however, the foregoing policy shall be inapplicable to current directors of the Company aged 70 or more whose current term of office, on February 10, 1994, expires subsequent to the Company's 1994 Annual Meeting of Stockholders."